As filed with the Securities and Exchange Commission
                                on March 16, 1999

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Penn National Gaming, Inc.
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             (Exact name of registrant as specified in its charter)

                  Pennsylvania                                       23-2234473
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(State of other incorporation)                                    (IRS Employer
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                                                            Identification No.)
Wyomissing Professional Center
825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania            19610
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(Address of principal executive offices)                             (Zip Code)

If this form relates to the registration of a class of If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act securities pursuant to Section 12(g) of the Exchange and is effective pursuant to General Instruction A.(c), Act and is effective pursuant to General Instruction please check the following box.____ A.(d), please check the following box.

Securities Act registration statement file number to which this form relates: __________
               (If applicable)
Securities to be  registered  pursuant to Section 12(b)of the Act:

Title of each class                          Name of each exchange on which
to be so registered                          each class is to be registered

Securities to be  registered  pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)

Page 1 of 9
Exhibit Index at Page 9

Item 1. Description of Securities to be Registered.

                            PENN NATIONAL GAMING INC.
                           SUMMARY OF RIGHTS AGREEMENT

                  On May 20, 1998, the Board of Directors of Penn National Gaming, Inc. (the "Company") declared a dividend distribution of one preferred share purchase right (the "Rights") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Shares"), payable to shareholders of record at the close of business on March 19, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Preferred Share Fraction") of the Company's Preferred Shares, par value $.01 per share (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a purchase price of $40.00 per Preferred Share Fraction (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement) dated as of March 2, 1999 between the Company and Continental Stock Transfer and Trust Company as Rights Agent. All terms not otherwise defined herein are used as defined in the Rights Agreement.

                  Initially, the Rights will be evidenced by all Common Share certificates representing Common Shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and will be distributed to the holders thereof upon the first to occur of
(i) the close of business of the third Business Day following a public announcement that a Person or group of Affiliated or Associated Persons (an "Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (the "Stock
Acquisition Date"), (ii) the close of business on the tenth Business Day following the commencement of a tender offer or exchange offer that would result in a Person or group beneficially owning 20% or more of the outstanding Common Shares, or (iii) the close of business on the tenth Business Day after a determination by at least a majority of the Continuing Directors (as defined below) that any Person is an Adverse Person, in that such Person, alone or together with its Affiliates and Associates, has become the beneficial owner of a substantial amount of Common Shares (which amount shall in no event be less than 10% of the Common Shares then outstanding) and (a) such beneficial ownership by such Person is intended to cause the Company to repurchase the Common Shares beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where at least a majority of the Continuing Directors determines that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company (the date on which the Rights separate and are distributed being the "Distribution Date").

                  A "Continuing Director" is any member of the Board of Directors prior to March 2, 1999, who is (i) not an Acquiring Person or Adverse Person, or an Associate or Affiliate of either of the foregoing, or (ii) any Person who subsequently becomes a member of the Board of Directors who is not an Acquiring Person or an Adverse Person, or an Associate or Affiliate of either of the foregoing, and whose nomination or election to the Board of Directors is recommended or approved by a majority of the Continuing Directors.

                  Until the Distribution Date, (i) the Rights will be evidenced by Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after March 19, 1999, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 18, 2009, unless earlier redeemed or exchanged by the Company as described below.

                  As soon as practical after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as deemed necessary and appropriate by at least a majority of the Continuing Directors, and except in connection with Common Shares issued upon the exercise of employee stock options, issuances under other employee stock benefit plans or the conversion of convertible securities issued prior to the Distribution Date, only Common Shares issued prior to the Distribution Date will be issued with Rights.

                  In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Shares are not changed or exchanged, (ii) a person or entity becomes the beneficial owner of more than 20% of the then outstanding Common Shares except pursuant to an offer for all outstanding Common Shares which at least a majority of the Continuing Directors determines to be fair to, and otherwise in the best interests of, the shareholders, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, or (v) at least a majority of the Continuing Directors determines that a Person is an Adverse Person, then in any such event each holder of a Right will thereafter have the right to receive, upon exercise, that number of Preferred Share Fractions (or in certain circumstances, that number of Common Shares, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company, by action of at least a majority of the Continuing Directors, may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Preferred Share Fractions (and/or Common Shares or other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. The Rights, however, are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

                  For example, at an exercise price of $40.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase $80.00 worth of Preferred Share Fractions (or Common Shares or other consideration as noted above) for $40.00. Assuming that Preferred Shares had a per share value of $1,000 at such time, and that Preferred Share Fractions had a value of one one-hundredth of $1,000 or $10.00 per Preferred Share Fraction at such time, the holder of each valid Right would be entitled to purchase 8 Preferred Share Fractions of $10.00 (or $80.00 worth of Preferred Share Fractions). Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to one Preferred Share Fractions (with a value of $40.00) without the payment of any consideration other than the surrender of the Right.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Shares are changed or exchanged (other than a merger which follows an offer determined by at least a majority of the Continuing Directors to be fair to, and otherwise in the best interests of, the shareholders) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such company's common stock at the date of the occurrence of the event. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph are referred to as "Section 13 Events," and the Section 11(a)(ii) Events and the Section 13 Events are collectively referred to as the "Triggering Events."

                  For example, at an exercise price of $40.00 per Right, each Right following a Section 11(a)(ii) Event set forth in the preceding paragraph would entitle its holder to purchase for $40.00 such number of shares of common stock of the acquiring company which equals $40.00 divided by one-half of the current market price of such company's common stock. Assuming that such common stock had a current market price of $10.00 per share at such time, the holder of each valid Right would be entitled to purchase eight shares of common stock of the acquiring company for $40.00 (or $80.00 worth of common stock).

                  At any time after the occurrence of a Section 11(a)(ii) Event, at the election of a majority of the Continuing Directors, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person which have become void), in whole or in part, at an exchange ratio of one Preferred Share Fraction (or, upon further election of such a majority, Common Shares) per Right (subject to adjustment).

                  The Purchase Price payable, and the number of Preferred Share Fractions or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or
(iii) upon the distribution to holders of Preferred Shares of evidences of indebtedness or assets (excluding quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustments in the initial Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractional Preferred Shares, other than fractions which are integral multiples of Preferred Shares (or, in the event of an appropriate election, Common Shares) and, in lieu of such fractional Preferred Shares (or Common Shares, if appropriate), an adjustment in cash will be made based on the market price of the Preferred Shares (or Common Shares, as the case may be) on the last trading date prior to the date of exercise.

                  In general, at any time until ten (10) days following the Stock Acquisition Date or the date on which a person has been determined to be an Adverse Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash or stock). After the redemption period has expired and prior to the occurrence of a Triggering Event, the Company's right of redemption may be reinstated upon the approval of at least a majority of the Continuing Directors if either (i) an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons, or (ii) there is approval of the merger of the Company with, or acquisition of the Company by, a person unrelated to any Acquiring Person and such reinstatement is part of the approval of such transaction. Immediately upon redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.01 redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends. The creation of the Rights should not be taxable to shareholders. Shareholders may, however, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by at least a majority of the Continuing Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by at least a majority of the Continuing Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen certain time periods under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  As of March 2, 1999, there were 14,740,832 Common Shares outstanding. As of March 2, 1999, options to purchase 1,184,500 Common Shares had been granted and remained unexercised under the Company's stock option plans, and 815,500 Common Shares were available thereunder for future grant of options. Each outstanding Common Share on March 19, 1999 will receive one Right. As long as the Rights are attached to the Common Shares and in certain other circumstances described above, the Company will issue one Right for each Common Share issued. As of March 2, 1999, no shares of Preferred Stock of the Company had been issued.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being redeemed or acquired. The Rights should not interfere with any merger or other business combination approved by at least a majority of the Continuing Directors of the Company because (i) the Continuing Directors may, at their option, at any time prior to the close of business on the tenth Business Day following the Stock Acquisition Date or the date a Person has been determined to be an Adverse Person, redeem all, but not less than all, of the then outstanding Rights at the redemption price. In addition, the Board has limited ability to reinstate the redemption of the Rights as set forth above. Once a Triggering Event has occurred, however, the redemption right cannot be reinstated.

                  The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B thereto the form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2. Exhibits.

1.Rights  Agreement,  dated as of March 2, 1999,  between Penn National  Gaming,
  Inc. and Continental Stock Transfer and Trust Company, which includes the form of resolutions of Penn National Gaming, Inc.'s Board of Directors as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights Agreement as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earliest of (i) the third business day after the first public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares, (ii) the tenth business day after a person or group commences or announces its intention to commence a tender or exchange offer , the consummation of which would result in the beneficial ownership by such person or group of 20% or more of the Common Shares, or (iii) the tenth business day after a person or group has become the beneficial owner of 10% or more of the Common Shares and the Board of Directors has determined that such person or group intends to force the repurchase of such shares by the Company or that such beneficial ownership is likely to cause a material adverse impact upon the business or prospects of Penn National Gaming, Inc.

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                           PENN NATIONAL GAMING, INC.

Date: March 16, 1999


                                              /s/Peter M. Carlino
                                          Name:  Peter M. Carlino
                                          Title:    Chairman and Chief Executive
                                                                         Officer

                                  EXHIBIT INDEX
Exhibit

                Rights Agreement dated as of March 2, 1999 between Penn National
                  Gaming, Inc. and Continental Stock Transfer and Trust Company.